Exhibit 99.1

New Gold Announces Closing of Blackwater Gold Stream for US$300 Million

TORONTO, Dec. 22, 2021 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) and (NYSE American: NGD) today reports that it has closed the previously announced sale of the gold stream held on the Blackwater Project ("Blackwater") located in British Columbia, Canada to Wheaton Precious Metals Corp. for US$300 million. Blackwater is wholly-owned by Artemis Gold Inc. ("Artemis"), with New Gold having retained the gold stream as partial consideration for the divestiture of Blackwater to Artemis on August 21, 2020.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-gold-announces-closing-of-blackwater-gold-stream-for-us300-million-301450115.html

SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/22/c4995.html

%CIK: 0000800166

For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 16:45e 22-DEC-21